SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Act of 1934
(Amendment No. 7)

Semele Group, Inc.
(Name of the Issuer)

James A. Coyne
Gary D. Engle
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value
(Title of Class of Securities)

8166 18 300
(CUSIP Number of Class of Securities)

James A. Coyne
President and Chief Operating Officer of
Semele Group, Inc.
200 Nyala Farms
Westport, Connecticut 06880
(203) 301-0555
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
437 Madison Avenue
New York, New York 10022
(212) 940-3000

This statement is filed in connection with (check the appropriate box):

a. ☐  The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14-101) or Rule 13e-3 (C) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☒  A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation: $721,851.20*	Amount of Filing Fee: $91.46**

* The transaction valuation was calculated by multiplying 515,608, the number of shares of common stock being purchased in the Reverse/Forward Stock Split, by the purchase price of $1.40 per interest.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals $80.90 per $1 million of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:           $91.46
Form or Registration No.:          Preliminary Proxy Statement on Schedule 14A
Filing Party:            Semele Group, Inc.
Date Filed:              January 16, 2004

This amended Rule 13e-3 Transaction Statement is being filed concurrently with the filing of Amendment No. 2 to the Schedule TO-T as it relates to an amended offer to purchase the outstanding shares of common stock of Semele Group, Inc. (the “Company”) pursuant to Rule 13e-3 and Regulation 14D under the Securities Exchange Act of 1934, as amended (the “Offer to Purchase”).

The information contained in the Offer to Purchase, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Offer to Purchase.

ITEM 16.    EXHIBITS.

Exhibit
Number    Description

(a)(1)(i)    Amended Offer to Purchase filed as Exhibit (a)(1)(i) to Amendment No. 2 to  the Schedule TO-T, filed electronically by EDGAR with the Securities and  Exchange Commission on the date      hereof.

(a)(1)(ii)    Amended Offer to Purchase filed as Exhibit (a)(1)(i) to Amendment No. 1 to   the Schedule TO-T, filed electronically by EDGAR with the Securities and  Exchange Commission on August 24, 2004, and incorporated herein by reference.

(a)(1)(iii)   Offer to Purchase filed as Exhibit (a)(1)(i) to Schedule TO-T, filed electronically  by EDGAR with the Securities and Exchange Commission on August 3, 2004, and incorporated  herein by  reference.

(a)(1)(iv)    Letter of Transmittal filed as Exhibit (a)(1)(iv) to the Schedule TO-T, filed  electronically by EDGAR with the Securities and Exchange Commission on  the date hereof.

(a)(1)(v)    Letter of Transmittal filed as Exhibit (a)(1)(ii) to the Schedule TO-T, filed electronically by EDGAR with the Securities and Exchange Commission on August 3, 2004, and incorporated herein by reference.

(a)(2)        Not applicable.

(a)(3)(i)     Definitive Proxy Statement on Schedule 14A filed electronically by EDGAR with  the Securities and Exchange Commission on June 4, 2004, and incorporated  herein by reference.

(a)(3)(ii)    Form 15, dated July 9, 2004, filed electronically by EDGAR with the Securities and Exchange Commission on July 9, 2004, and incorporated herein by reference.

(a)(4)        Not applicable.

(a)(5)        Not applicable.

(b)            Not applicable.

(c)            Duff & Phelps Opinion filed electronically by EDGAR with the Securities and Exchange Commission as Appendix B to the Amended Offer to Purchase, filed electronically by EDGAR with the Securities and Exchange Commission on the  date hereof, and incorporated herein by reference.

(d)           Agreement, dated January 14, 2004, by and among, the Company and Messrs. Gary D. Engle and James A. Coyne, filed electronically with the Securities and Exchange Commission as Appendix A to the Amended Offer to Purchase on the  date hereof, and incorporated herein by reference.

(f)            Not applicable.

(g)           Not applicable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words “anticipates,” “believes," “estimates,” “expects,” “should,” “could,” “targets” and “may” or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2004

                                                                By: /s/ James A. Coyne
                                                         James A. Coyne

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2004

                                                                 By: /s/ Gary D. Engle
                                                          Gary D. Engle